SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 5)*
3D SYSTEMS CORPORATION

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
88554D205

(CUSIP Number)
G. Walter Loewenbaum II
Finetooth, Inc.
Suite 900
2100 Kramer Lane
Austin, TX 78758
(512) 637-3570

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 24, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No.	88554D205	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS G. Walter Loewenbaum II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		1,161,748

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		281,838

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,161,748

WITH	10	SHARED DISPOSITIVE POWER

		281,838

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,443,586

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 5 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by G. Walter Loewenbaum II and refers only to information which has materially changed since the filing of Amendment No. 4 to Schedule 13D by Mr. Loewenbaum on June 16, 2006. The items identified below, or the particular paragraphs of the items which are identified below, are amended to add the information as set forth below.
ITEM 1. SECURITY AND ISSUER.
     This statement relates to shares of Common Stock, par value $0.001 per share, of 3D Systems Corporation, a Delaware corporation. The address of the principal executive offices of 3D Systems is 333 Three D Systems Circle, Rock Hill, South Carolina 29730.
ITEM 2. IDENTITY AND BACKGROUND.
     This statement is being filed by G. Walter Loewenbaum II. Mr. Loewenbaum’s business address is c/o Finetooth, Inc., Suite 900, 2100 Kramer Lane, Austin, Texas 78758. Mr. Loewenbaum is Chairman and Chief Executive Officer of Finetooth, Inc. (formerly STI Healthcare, Inc.), a software developer that develops and hosts contract management applications whose address is Suite 900, 2100 Kramer Lane, Austin, Texas 78758.
     Mr. Loewenbaum also serves as Chairman of the Board of Directors of 3D Systems.
     During the last five years, Mr. Loewenbaum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.
     Mr. Loewenbaum is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Since the date of filing Amendment No. 4 to his Schedule 13D, Mr. Loewenbaum, members of his family and entities they control have acquired shares of Common Stock through: (1) the purchase of shares effected in ordinary brokerage transactions on The Nasdaq Global Market with personal funds; (2) the conversion of $1,550,000 principal amount of 3D Systems’ 6% subordinated convertible debentures, which were purchased with personal funds; and (3) the acquisition of shares of Common Stock pursuant to 3D Systems’ 2004 Restricted Stock Plan for Non-Employee Directors in which Mr. Loewenbaum is a participant.
ITEM 4. PURPOSE OF TRANSACTION.
     Mr. Loewenbaum acquired the shares for investment purposes. Mr. Loewenbaum does not have any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that Mr. Loewenbaum may acquire or dispose of additional shares of Common Stock and other securities of 3D Systems through options that he holds to purchase Common Stock, the 2004 Restricted Stock Plan for Non-Employee Directors, open market transactions or otherwise. Any decision of Mr. Loewenbaum either to purchase additional securities or to dispose of any securities will take into account various factors.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a), (b) As of the date of the filing of this statement, Mr. Loewenbaum beneficially owns 1,443,586 shares of Common Stock, which is approximately 6.5% of the shares of Common Stock outstanding at July 31, 2007. Mr. Loewenbaum beneficially owns a total of 1,161,748 shares with sole voting and dispositive power, and he shares voting and dispositive power with his wife Lillian Shaw Loewenbaum with respect to 281,838 shares. Mrs. Loewenbaum’s address is c/o Finetooth, Inc., Suite 900, 2100 Kramer Lane, Austin, Texas 78758. During the last five years, Mrs. Loewenbaum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws. Mrs. Loewenbaum is a citizen of the United States.
     (c) On July 20, 2007, an aggregate of $1,550,000 in principal amount of 3D Systems’ 6% subordinated convertible debentures due 2013 were converted by Mr. Loewenbaum, Mrs. Loewenbaum and certain of their related entities at a price of $10.18 per share of Common Stock into an aggregate of 152,265 shares of Common Stock.
     The 6% debentures were converted as follows: (a) Mr. Loewenbaum converted $750,000 principal amount of the 6% debentures into 73,675 shares of Common Stock; (b) Lillian Shaw Loewenbaum converted $200,000 principal amount of 6% debentures into 19,647 shares of Common Stock; (c) The Loewenbaum 1992 Trust, for which Mr. and Mrs. Loewenbaum serve as trustees, converted $200,000 of the 6% debentures into 19,647 shares of Common Stock; (d) Wally’s Trust u/w/o Joel Simon Loewenbaum, for which Mr. Loewenbaum serves as trustee, converted $100,000 of the 6% debentures into 9,824 shares of Common Stock; (e) Waterproof Partnership, L.P., of which Mr. and Mrs. Loewenbaum are the general partners, converted $100,000 of the 6% debentures into 9,824 shares of Common Stock; (f) the Anna Willis Loewenbaum 1993 Trust, for which Mr. and Mrs. Loewenbaum serve as trustees, converted $75,000 of the 6% debentures into 7,368 shares of Common Stock; (g) the Elizabeth Scott Loewenbaum 1993 Trust, for which Mr. and Mrs. Loewenbaum serve as trustees, converted $75,000 of the 6% debentures into 7,368 shares of Common Stock; and (h) The Lillian Shaw Loewenbaum Trust, for which Mrs. Loewenbaum serves as trustee, converted $50,000 of the 6% debentures into 4,912 shares of Common Stock.
     Except to the extent of his pecuniary interest therein, Mr. Loewenbaum expressly disclaims beneficial ownership of all securities not directly held by him as well as beneficial ownership of any securities over which he has neither voting nor dispositive authority. The filing of this statement on Schedule 13D by Mr. Loewenbaum is not an admission by Mr. Loewenbaum that he is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of these shares of Common Stock.
     All of the 6% debentures described above were purchased in a private placement transaction using the personal funds of the applicable holder thereof.
     The following table sets forth certain information relating to all transactions of Mr. Loewenbaum in 3D Systems’ Common Stock from June 25, 2007 through August 24, 2007, all of which were effected by Mr. Loewenbaum in ordinary brokerage transactions on The Nasdaq Global Market.

Date of Transaction	Type of Transaction	Number of Shares	Price Per Share
August 10, 2007	Sale	647	$24.02
August 10, 2007	Sale	1,800	$24.03
August 10, 2007	Sale	100	$24.11
August 10, 2007	Sale	100	$24.16
August 13, 2007	Sale	3,900	$21.50
August 13, 2007	Sale	304	$21.51
August 13, 2007	Sale	100	$21.52
August 13, 2007	Sale	100	$21.54
August 13, 2007	Sale	600	$21.56
August 13, 2007	Sale	4,494	$21.58

Date of Transaction	Type of Transaction	Number of Shares	Price Per Share
August 13, 2007	Sale	200	$21.59
August 13, 2007	Sale	500	$21.61
August 13, 2007	Sale	600	$21.62
August 13, 2007	Sale	100	$21.65
August 13, 2007	Sale	100	$21.69
August 13, 2007	Sale	300	$21.72
August 13, 2007	Sale	100	$21.73
August 13, 2007	Sale	100	$21.75
August 13, 2007	Sale	100	$21.76
August 13, 2007	Sale	600	$21.84
August 13, 2007	Sale	200	$21.95
August 13, 2007	Sale	100	$21.98
August 13, 2007	Sale	1,199	$22.00
August 13, 2007	Sale	1	$22.01
August 13, 2007	Sale	100	$22.08
August 13, 2007	Sale	300	$22.09
August 13, 2007	Sale	1,100	$22.11
August 13, 2007	Sale	301	$22.33
August 13, 2007	Sale	99	$22.36
August 13, 2007	Sale	100	$22.39
August 13, 2007	Sale	500	$22.40
August 13, 2007	Sale	900	$22.43
August 13, 2007	Sale	222	$22.46
August 13, 2007	Sale	100	$22.47
August 13, 2007	Sale	100	$22.49
August 13, 2007	Sale	100	$22.52
August 13, 2007	Sale	300	$22.62
August 13, 2007	Sale	100	$22.64
August 13, 2007	Sale	100	$22.74
August 13, 2007	Sale	200	$22.75
August 13, 2007	Sale	200	$22.79
August 13, 2007	Sale	2,329	$23.01
August 13, 2007	Sale	2,571	$23.04
August 13, 2007	Sale	100	$23.06

Date of Transaction	Type of Transaction	Number of Shares	Price Per Share
August 13, 2007	Sale	400	$23.23
August 13, 2007	Sale	100	$23.24
August 13, 2007	Sale	461	$24.03
August 14, 2007	Sale	3,872	$21.45
August 14, 2007	Sale	2,900	$21.46
August 14, 2007	Sale	100	$21.47
August 15, 2007	Sale	1,100	$21.86
August 15, 2007	Sale	500	$21.90
August 15, 2007	Sale	200	$21.93
August 15, 2007	Sale	2,200	$21.98
August 15, 2007	Sale	3,500	$22.00
August 15, 2007	Sale	100	$22.02
August 15, 2007	Sale	100	$22.03
August 15, 2007	Sale	500	$22.06
August 15, 2007	Sale	200	$22.07
August 15, 2007	Sale	100	$22.08
August 15, 2007	Sale	300	$22.16
August 15, 2007	Sale	300	$22.17
August 15, 2007	Sale	100	$22.19
August 15, 2007	Sale	100	$22.20
August 15, 2007	Sale	3,400	$22.25
August 15, 2007	Sale	100	$22.27
August 15, 2007	Sale	200	$22.28
August 16, 2007	Sale	608	$21.50
August 16, 2007	Sale	292	$21.51
August 16, 2007	Sale	100	$21.52
August 16, 2007	Sale	2,000	$22.34
August 17, 2007	Sale	4,100	$23.45
August 17, 2007	Sale	700	$23.47
August 17, 2007	Sale	1,920	$23.48
August 17, 2007	Sale	322	$23.5
August 17, 2007	Sale	200	$23.52
August 17, 2007	Sale	400	$23.53
August 17, 2007	Sale	100	$23.54

Date of Transaction	Type of Transaction	Number of Shares	Price Per Share
August 20, 2007	Sale	600	$22.16
August 20, 2007	Sale	500	$22.25
August 20, 2007	Sale	100	$22.27
August 20, 2007	Sale	4,200	$22.3
August 20, 2007	Sale	100	$22.31
August 20, 2007	Sale	2,800	$22.32
August 20, 2007	Sale	800	$22.41
August 20, 2007	Sale	2,100	$22.45
August 20, 2007	Sale	2,000	$22.46
August 20, 2007	Sale	100	$22.47
August 20, 2007	Sale	200	$22.52
August 20, 2007	Sale	100	$22.53
August 20, 2007	Sale	200	$22.54
August 20, 2007	Sale	700	$22.55
August 20, 2007	Sale	92	$22.56
August 20, 2007	Sale	300	$22.63
August 20, 2007	Sale	100	$22.65
August 20, 2007	Sale	200	$22.72
August 20, 2007	Sale	100	$22.74
August 20, 2007	Sale	100	$22.75
August 20, 2007	Sale	600	$22.78
August 20, 2007	Sale	100	$22.79
August 20, 2007	Sale	100	$23.42
August 20, 2007	Sale	100	$23.48
August 20, 2007	Sale	100	$23.49
August 20, 2007	Sale	100	$23.5
August 20, 2007	Sale	100	$23.51
August 21, 2007	Sale	8,298	$21.25
August 21, 2007	Sale	702	$21.26
August 22, 2007	Sale	1,732	$21
August 22, 2007	Sale	1,700	$21.05
August 22, 2007	Sale	700	$21.06
August 22, 2007	Sale	900	$21.09
August 22, 2007	Sale	700	$21.1

Date of Transaction	Type of Transaction	Number of Shares	Price Per Share
August 22, 2007	Sale	100	$21.12
August 22, 2007	Sale	175	$21.16
August 22, 2007	Sale	175	$21.17
August 22, 2007	Sale	400	$21.2
August 22, 2007	Sale	200	$21.23
August 22, 2007	Sale	100	$21.24
August 22, 2007	Sale	700	$21.27
August 22, 2007	Sale	100	$21.36
August 22, 2007	Sale	1,606	$21.45
August 22, 2007	Sale	1,000	$21.5
August 22, 2007	Sale	100	$21.52
August 22, 2007	Sale	300	$21.53
August 22, 2007	Sale	200	$21.54
August 23, 2007	Sale	447	$20.1
August 23, 2007	Sale	600	$20.12
August 23, 2007	Sale	400	$20.144
August 23, 2007	Sale	100	$20.15
August 23, 2007	Sale	100	$20.16
August 23, 2007	Sale	100	$20.19
August 23, 2007	Sale	900	$20.23
August 23, 2007	Sale	100	$20.24
August 23, 2007	Sale	100	$20.25
August 23, 2007	Sale	100	$20.26
August 23, 2007	Sale	100	$20.33
August 23, 2007	Sale	200	$20.36
August 23, 2007	Sale	172	$20.362
August 23, 2007	Sale	800	$20.371
August 23, 2007	Sale	400	$20.4
August 23, 2007	Sale	200	$20.41
August 23, 2007	Sale	100	$20.42
August 23, 2007	Sale	28	$20.43
August 23, 2007	Sale	500	$20.8
August 23, 2007	Sale	100	$20.81
August 23, 2007	Sale	100	$20.82

Date of Transaction	Type of Transaction	Number of Shares	Price Per Share
August 23, 2007	Sale	131	$20.85
Except as described above, Mr. Loewenbaum has not effected any transactions in Common Stock in the past 60 days.
     (d) In addition to Mr. Loewenbaum, Mrs. Loewenbaum also has the right to receive or the power to direct the receipt of any dividends from or the proceeds from the sale of certain of the shares of Common Stock described above. Notwithstanding the foregoing, 3D Systems does not currently pay dividends with respect to its Common Stock.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF                 THE ISSUER.
     Except for stock option agreements with 3D Systems, pursuant to which Mr. Loewenbaum has the right to purchase shares of Common Stock, and the Restricted Stock Plan for Non-Employee Directors of 3D Systems in which Mr. Loewenbaum is a participant, and except as may be set forth in Mr. Loewenbaum’s initial filing on Schedule 13D and Amendment Nos. 1, 2, 3 and 4 thereto, Mr. Loewenbaum does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of 3D Systems, including but not limited to the transfer or voting of any of these securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2007

G. Walter Loewenbaum II

	By:	/s/ Robert M. Grace, Jr.

Robert M. Grace, Jr., Attorney-in-Fact